Exhibit 99.1

WiLAN Announces Intention to Make an All-Cash Takeover Offer for MOSAID Technologies and C$200 Million Extendible Convertible Debenture Offering

NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES WIRE SERVICES

Key Highlights

•	Brings two leading research, development and licensing businesses together in an effort to create a stronger, more valuable global licensing business

•	All cash offer of C$38.00 per MOSAID share (the “Offer”)

•	Offer represents a substantial premium to recent MOSAID trading levels:

o	38.2% of the 10-day volume weighted average price excluding MOSAID’s cash from its balance sheet on a dollar for dollar basis

o	25.3% over the 10-day volume weighted average price

•	Cash offer provides immediate guaranteed value for MOSAID shareholders without the uncertainty and exposure to ongoing business and operational risks

•	Offer is not conditional on financing and contains only customary conditions for an offer of this type

•	Accretive to WiLAN’s adjusted earnings per share and cash flow per share

OTTAWA, Canada – August 17, 2011 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX: WIN) (NASD:WILN), a leading technology innovation and licensing company, today announced that it intends to make a formal all-cash offer to acquire all the outstanding common shares of MOSAID Technologies Incorporated (“MOSAID”) for approximately C$480 million.

Under the terms of the Offer, WiLAN proposes to acquire all of the outstanding common shares of MOSAID (the “MOSAID Shares”) for 100% cash consideration of C$38.00 in cash per MOSAID Share.

Excluding MOSAID’s cash from its balance sheet on a dollar-for-dollar basis from the MOSAID share price, the Offer represents a premium of approximately 31.1% over the closing price of the MOSAID Shares and a premium of approximately 38.2% over the volume-weighted average trading price of the MOSAID Shares on the TSX for the 10 trading days ending on August 16, 2011.  Based on the closing price of the MOSAID Shares on the TSX on August 16, 2011, the implied premiums are 21.0% and 25.3%, respectively.

In conjunction with its intention to make a formal offer for the MOSAID Shares, WiLAN is pleased to announce that it has entered into an agreement to sell on a bought deal basis, to a syndicate of underwriters led by Canaccord Genuity Corp. and CIBC World Markets Inc., C$200,000,000 aggregate principal amount of extendible convertible unsecured subordinated debentures (the “Debentures”), to partially finance the Offer.  At this time, WiLAN expects that certain of its management will participate in the Debenture offering.  The Company has also granted the underwriters an option, exercisable in whole or in part at any time up to 30 days following closing of the Debenture offering, to purchase up to an additional C$30 million aggregate principal amount of Debentures on the same terms.

The initial maturity date of the Debentures will be January 31, 2012, which will be extended to September 30, 2016 upon the initial take-up of MOSAID Shares by the Company pursuant to the Offer.  The initial maturity date may be extended to March 31, 2012 at the Company’s discretion.  The Debentures will have an interest rate of 6.00% per annum payable semi-annually in arrears on September 30 and March 31 in each year, with the first coupon paid on the third business day following the initial take-up of MOSAID Shares.  Each C$1,000 principal amount of Debentures will be convertible into approximately 108.6957 common shares of the Company at any time following the initial take-up of the MOSAID Shares, at the option of the holder, representing a conversion price of C$9.20 per common share.

On or before August 23, 2011, the Company will file with the securities commissions or other similar regulatory authorities in each of the provinces of Canada (other than Quebec), a preliminary prospectus relating to the issuance of the Debentures. Closing of the Debenture offering is expected to occur on or about September 8, 2011, subject to TSX and other necessary regulatory approvals.

The securities being offered have not been and will not be registered under the U.S. Securities Act of 1933 and state securities laws. Accordingly, the securities may not be offered or sold to U.S. persons except pursuant to applicable exemptions from registration requirements.

Net proceeds from the Debenture offering will be used to partially fund the proposed all-cash acquisition of MOSAID and for general corporate purposes, including but not limited to transaction expenses.  The remainder of the Offer will be financed with existing cash on hand and through a C$110 million non-revolving bridge term facility from CIBC.  WiLAN intends to repay the non-revolving bridge term facility through cash on hand immediately after completion of the acquisition of MOSAID.

The MOSAID OFFER

Benefits of the Offer include:

•
Creation of a Stronger, More Valuable Global Licensing Company – The creation of a strong, licensing champion with the global scope, scale and expertise to compete more effectively in more global technology markets;

•
Aggregate Portfolio Value – Combining the patent portfolios will provide a more efficient and rapid path to establishing a larger and more valuable aggregate portfolio given the combined management team’s expertise and increased business scale;

•
Technology, Business and Geographic Diversification – The resulting expanded product, market and geographic coverage provides technology, business and geographic diversification, significantly de-risking the combined entity and presenting greater licensing opportunities.  The combined patent portfolio of more than 4,200 patents will apply to the wireless, wireline, consumer electronics and semiconductor technologies;

•
Greater Financial Strength – The combined company will have access to capital that will provide greater capacity to grow the business and demonstrate that the combined company has significant resources to enforce its patents through litigation if necessary;

•
Stronger Combined Team – Combining WiLAN and MOSAID will yield a stronger team with the technical, licensing and litigation capabilities necessary to manage and grow a global licensing business. With similar cultures and both teams located in Ottawa, Ontario, the integration risk is believed to be low;

•
Synergies – WiLAN anticipates retaining the vast majority of MOSAID staff but nonetheless believes there is potential for cost synergies from combining two public company infrastructures into one, as well as leveraging best practices.  These synergies are expected to total C$5 million to C$10 million per annum; and

•	Accretive – The transaction is expected to be accretive to WiLAN’s adjusted earnings per share and cash flow per share in fiscal 2012.

In addition, upon the successful acquisition of 100% of the outstanding MOSAID Shares, WiLAN intends to revisit its dividend policy, with a view to increasing its existing quarterly dividend from its current level of C$0.025 per WiLAN Share.  The amount of the increase will be considered by WiLAN’s Board of Directors upon its review of the Company’s Third Quarter fiscal 2011 financial results in November 2011.

WiLAN has attempted to pursue a supported transaction with MOSAID on several occasions over the last several years and would welcome a MOSAID Board-supported transaction.  “We will be presenting this offer directly to MOSAID shareholders for their consideration as we strongly believe that the complementary patent portfolios, diverse licensing programs, experienced teams and innovative research and development of WiLAN and MOSAID make this a compelling combination.  I look forward to working again with MOSAID management and employees, many of whom I know well and hold in high regard from the approximately 10 years that I worked as a senior executive at MOSAID.  Given our familiarity with MOSAID’s business, its employees and our close proximity in the same city, this is a natural strategic fit,” said Jim Skippen, Chairman & CEO.

“It is my belief that to succeed in today’s market, bigger is better,” added Skippen. “Since joining WiLAN my vision has been to increase the company’s scale with a deeper, larger patent portfolio to make it more compelling for potential licensees to choose a license over litigation. While an ambitious goal, we have been very successful.  Combining WiLAN and MOSAID is the next logical step.”

Full details of the Offer will be included in the formal offer and take-over bid circular to be filed with securities regulatory authorities and mailed to MOSAID shareholders.  WiLAN will request a list of securityholders from MOSAID and will then subsequently formally launch its Offer.  The Offer will remain open for at least 35 days following commencement of the Offer and will be subject to certain conditions, including, acceptance of the Offer by MOSAID shareholders owning not less than 66 ⅔% of the outstanding MOSAID Shares on a fully-diluted basis and other customary unsolicited offer conditions.  The Offer will not be subject to any financing condition.

Based on public disclosure, there are approximately 12.6 million MOSAID Shares outstanding on a fully-diluted basis, valuing the proposed Offer at approximately C$480 million.  Of the MOSAID Shares outstanding, WiLAN currently owns 203,000 or 1.6%.

WiLAN’s financial advisors are Canaccord Genuity Corp. and CIBC World Markets Inc. and its legal advisor is Torys LLP.  Paradigm Capital has also been retained as Special Financial Advisor to WiLAN.  In addition, Kingsdale Shareholder Services Inc. has been engaged as the depositary and information agent for the Offer.

Conference Call Information – August 18, 2011 – 10 AM EDT
WiLAN will host a conference call on August 18, 2011 at 10 am Eastern Daylight Savings Time.  WiLAN CEO, Jim Skippen will be on the call.

Calling Information
A live audio webcast will be available at
http://www.investorcalendar.com/IC/CEPage.asp?ID= 165674
•	To access the call from Canada and U.S., dial 1.877.407.0778 (Toll Free)
•	To access the call from other locations, dial 201.689.8565 (International)

Replay Information
The call will be available at http://www.investorcalendar.com/IC/CEPage.asp?ID=165674 and accessible by telephone until 11:59 PM on September 18, 2011.
Replay Number (Toll Free): 1.877.660.6853
Replay Number (International): 201.612.7415
Replay passcodes (both required for playback)
•	Account #: 286
•	Conference ID #: 377884

About WiLAN
WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 250 companies worldwide.  Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi/DSL routers, xDSL infrastructure equipment, cellular base stations and digital television receivers.  WiLAN has a large and growing portfolio of more than 1400 issued or pending patents. For more information: www.wilan.com.

This press release does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of MOSAID. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada.

Investors and security holders are urged to read the offer to purchase and take-over bid circular regarding the proposed offer referred to in these documents when they become available, because they will contain important information. Investors may obtain a free copy of the offer to purchase and take-over bid circular, when they become available and other documents filed by WiLAN with the Canadian securities regulators on SEDAR at www.sedar.com, and with the U.S. Securities and Exchange Commission at www.sec.gov. The offer to purchase and take-over bid circular and these other documents may also be obtained for free, once they have been mailed, on WiLAN’s website at www.wilan.com . Free copies of any such documents could also be obtained by directing a request to WiLAN at 11 Hollend Avenue, Suite 608, Ottawa, Ontario K1Y 4S1 or by contacting the Depositary and Information Agent, Kingsdale Shareholder Services Inc., toll-free at 1.866.581.1477 or by email at contactus@kingsdaleshareholder.com.

Forward-looking Information
This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws, including statements relating to the its intention to made a formal offer to acquire MOSAID Technologies Incorporation, its plan to sell a convertible debenture offering to partially fund the successful acquisition of MOSAID Technologies Incorporated and the benefits resulting from the acquisition of MOSAID Technologies Incorporated. The phrases "intends to, “to acquire”, “would bring”, “to create”, “drive significant”, “proposes to”, “agreement to sell”, “will extend”, “intends to pay”, “will be”, “the creation”, “will provide”, “the resulting”, “will have “, “will cover”, “will be”, “will not be”, “will yield”, “is believed”, “anticipates”, “is expected” , "we believe" , “intends to”, “with a view”, “to be” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following risks: certain WiLAN patents may be found to be invalid, unenforceable and/or not infringed by any specific third party; the

 Company may be required to establish the enforceability of certain patents in court in order to obtain material licensing revenues; certain WiLAN patents are, and others may be, subject to administrative proceedings that could invalidate or limit the scope of those patents; licensing the Company's patents can take an extremely long time and may be subject to variable cycles; WiLAN is currently reliant on licensees paying royalties under existing licensing agreements and on the additional licensing of its patent portfolio to generate future revenues and increased cash flows; reduced spending by consumers due to the uncertainty of economic and geopolitical conditions may negatively affect the Company; changes in patent or other applicable laws or in the interpretation or application of those laws could materially adversely affect WiLAN; the Company needs to acquire or develop new patents to continue and grow its business; WiLAN may not be able to compete effectively against others to acquire patent assets – any failure to compete effectively could harm its business and results of operations; the Company has made and may make future acquisitions of technologies or businesses which could materially adversely affect it; WiLAN's acquisitions of patents are time consuming, complex and costly, which could adversely affect its operating results; the Company's quarterly revenue and operating results can be difficult to predict and can fluctuate substantially; WiLAN may require investment to translate its intellectual property position into sustainable profit in the market; the generation of future V-Chip revenues and the likelihood of our signing additional V-Chip licenses could be negatively impacted by changes in government regulation; there can be no assurance as to the payment of future dividends; the Company's ability to recruit and retain management and other qualified personnel is crucial to its ability to develop, market and license its patented technologies; and WiLAN's actual financial results may vary from its publicly disclosed forecasts.  These risk factors and others relating to WiLAN are discussed in greater detail in the "Risk Factors" section of WiLAN's MD&A for the first quarter of fiscal 2011 dated June 3, 2011 (copies of which may be obtained at www.sedar.com or www.sec.gov). WiLAN recommends that readers review and consider all of these risk factors, and readers should not place undue reliance on WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration of qualification under the securities laws of any such jurisdictions.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For more information, please contact:

Jim Skippen
Chairman & CEO
O: 613.688.3898
C: 613.799.6135
E: jskippen@wilan.com

Shaun McEwan
Chief Financial Officer
O: 613.688.4898
C: 613.697.7159
E: smcewan@wilan.com

Kingsdale Shareholder Services Inc.
O: 1.866.581.1477